UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Innovative International Acquisition Corp.
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G4809M 109
(CUSIP Number)

Innovative International Sponsor I LLC
24681 La Plaza Suite 300 Dana Point, CA 92629
(805) 907-0597
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person. Innovative International Sponsor I LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,010,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 9,010,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,010,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 28.1%
14	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Person. Mohan Ananda
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 9,010,000 (1)
	9	Sole Dispositive Power
	10	Shared Dispositive Power 9,010,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,010,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 28.1%
14	Type of Reporting Person (See Instructions) IN

(1)

Mohan Ananda, the Chairman and Chief Executive Officer of Innovative International Acquisition Corp., a Cayman Islands exempted company (the “Issuer”), is the managing member of the Sponsor with voting and investment discretion of the securities held by the Sponsor and accordingly may be deemed to have beneficial ownership of the securities reported herein. Mr. Ananda disclaims any beneficial ownership of the securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of the Issuer whose principal executive offices are located at 24681 La Plaza, Suite 300, Dana Point, CA 92629.

Item 2.	Identity and Background

The Schedule 13D is being filed by the following persons (the “Reporting Persons”):

Innovative International Sponsor I LLC (the “Sponsor”); and

Mohan Ananda.

Sponsor is organized under the laws of the State of Delaware. Mohan Ananda is the managing member of Sponsor. The address for the principal business office of each of the Reporting Persons is 24681 La Plaza, Suite 300, Dana Point, CA 92629.

The principal business of Sponsor is investing in securities, including the securities of the Issuer. Mr. Mohan Ananda is the Chairman and Chief Executive Officer of the Issuer.

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Placement Shares (as defined below) was $9,600,000. The aggregate purchase price for the Founder Shares (as defined below) was $25,000. In each case, the source of these funds was the working capital of Sponsor.

Item 4.	Purpose of Transaction

Founder Shares

On April 17, 2021, the Sponsor purchased an aggregate of 7,187,500 Class B ordinary shares (the “Founder Shares”) for an aggregate purchase price of $25,000, or approximately $0.004 per share. In September 2021, the Issuer effected a dividend of approximately 1.12 shares for each outstanding Class B ordinary share, resulting in there being an aggregate of 8,050,000 Founder Shares outstanding, which amount included an aggregate of up to 1,050,000 Founder Shares that were subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full. Since the underwriters’ over-allotment was fully exercised, the Sponsor did not forfeit any Founder Shares. The Founder Shares will automatically convert into Ordinary Shares at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights.

Placement Shares

On October 29, 2021, as part of a private placement shares purchase agreement dated October 26, 2021 (the “Private Placement Shares Purchase Agreement”), Sponsor purchased 960,000 placement shares (the “Placement Shares”) from the Issuer for an aggregate purchase price of $9,600,000.

The foregoing description of the Private Placement Shares Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Letter Agreement

Sponsor and the Issuer entered into a letter agreement (the “Letter Agreement”) pursuant to which Sponsor agreed to (i) waive its redemption rights with respect to its Founder Shares and public shares in connection with the completion of the Issuer’s initial Business Combination and (ii) waive its rights to liquidating distributions from the trust account with respect to its Founder Shares if the Issuer fails to complete its initial Business Combination within 15 months from the closing of the IPO (although the Sponsor will be entitled to liquidating distributions from the trust account with respect to any public shares it holds if the Issuer fails to complete its initial Business Combination within the prescribed time frame).

Voting Agreement

Pursuant to the Letter Agreement, Sponsor agreed to vote any Founder Shares, Placement Shares, and any Ordinary Shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination. If the Issuer submits the Business Combination to its public shareholders for a vote, the Issuer will complete the Business Combination only if a majority of the outstanding Ordinary Shares voted are voted in favor of the Business Combination.

Lock-up Agreement

Further pursuant to the Letter Agreement, Sponsor agreed that the Founder Shares, Placement Shares, and securities contained therein are not transferable or salable (i) in the case of the Founder Shares, until the earlier of (A) one year after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the last sale price of the Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share consolidations, share capitalizations, rights issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date following the completion of the Issuer’s business combination on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Ordinary Shares for cash, securities or other property, and (ii) in the case of the Placement Shares, until 30 days after the completion of the Business Combination, except in the case (a) to the Issuer’s officers or directors, any affiliates or family members of the Issuer’s officers or directors, any members of the Sponsor, or any affiliates of the Sponsor, (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization, (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual, (d) in the case of an individual, pursuant to a qualified domestic relations order, (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangements or in connection with the consummation of a business combination at prices no greater than the price at which the shares were originally purchased, (f) in the event of the Issuer’s liquidation prior to the Issuer’s completion of Business Combination, or (g) by virtue of the laws of the State of Delaware or the Sponsor’s operating agreement upon dissolution of the Sponsor; provided, however, that in the case of clauses (a) through (e) or (g), these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and by the same agreements entered into by the Sponsor with respect to such securities (including provisions relating to voting, the trust account and liquidation distributions described elsewhere in this prospectus).

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the IPO, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with Sponsor, pursuant to which Sponsor is entitled to make up to three demands, excluding short form demands, that the Issuer register Founder Shares, Placement Shares, any Ordinary Shares issuable upon the conversion of the Founder Shares, and any Ordinary Shares that may be issued as part of working capital loans. In addition, Sponsor has certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Business Combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Letter Agreement, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon each Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Letter Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the Registration Rights Agreement. In addition, each of the Reporting Persons and its respective designees to the Issuer’s board of directors (the “Board”) may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that the Reporting Persons will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, each of the Reporting Persons does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, each of the Reporting Persons may change its respective purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Ordinary Shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of Ordinary Shares as to which each of the Reporting Persons has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 32,110,000 Ordinary Shares outstanding as of November 4, 2021, which is the sum of: (i) 23,000,000 Ordinary Shares issued in the Issuer’s initial public offering, which closed on October 29, 2021, (ii) 1,060,000 Ordinary Shares in a private placement that closed simultaneously with the Issuer’s initial public offering, and (iii) 8,050,000 Ordinary Shares issuable upon conversion of the Founder Shares.

Reporting Persons	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Innovative International Sponsor I LLC	9,010,000	28.1%	9,010,000	0	9,010,000	0
Mohan Ananda	9,010,000	28.1%	0	9,010,000	0	9,010,000

The securities reported above are held of record by Sponsor and include: (i) 960,000 Placement Shares, and (ii) 8,050,000 Ordinary Shares issuable upon conversion of the Founder Shares.

Sponsor is the record holder of the securities reported herein. Mohan Ananda is the managing member of Sponsor.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Private Placement Shares Purchase Agreement, Letter Agreement, and Registration Rights Agreement and is incorporated herein by reference. A copy of these agreements are attached as exhibits to this Schedule 13D, and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Letter Agreement, dated October 26, 2021, by and among the Issuer and the Issuer’s security holders named therein, and the officers and directors of the Issuer. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed October 29, 2021).
2	Registration Rights Agreement, dated October 26, 2021, by and among the Issuer and certain security holders. (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed October 29, 2021).
3	Private Placement Shares Purchase Agreement, dated October 26, 2021, by and between the Issuer and Innovative International Sponsor I LLC. (Incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed October 29, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2021

Innovative International Sponsor I LLC

By:	Mohan Ananda, manager of Innovative International Sponsor I LLC

By:	/s/ Mohan Ananda
Name:	Mohan Ananda
Title:	Manager

Date: November 4, 2021
/s/ Mohan Ananda
Mohan Ananda